UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

David J. Bugatto
Robert W.C. Davies
David A. Janke
Members, Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Gravenstein Highway North
Sebastopol, California 95472
United States of America
(707) 824-2534
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Hillel T. Cohn
Morrison & Foerster llp
555 West Fifth Street
Suite 3500
Los Angeles, California 90013
Telephone: (213) 892-5200
Fax: (213) 892-5454

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 15, 2011, as amended by Amendment No. 1 filed on April 22, 2011 (as amended and supplemented from time to time, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by SonomaWest Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”) as set forth in the Tender Offer Statement on Schedule TO, dated April 1, 2011 (Reg. No. 005-34214), as amended by Amendment No. 1 dated April 15, 2011 and Amendment No. 2 dated May 2, 2011 (together, the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.0001 (the “Common Stock”) of the Company not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”) at a price of $10.05 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO and Amendments No. 1 and No. 2 thereto were filed by SAC with the SEC on April 1, 2011, April 15, 2011 and May 2, 2011, respectively.  Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 is hereby revised and supplemented by adding the following information:

The Offer expired at 5:00 p.m., New York City time, on Friday, April 29, 2011. The Company has been informed by SAC that SAC will purchase all of the shares of Common Stock validly tendered in response to its Offer. SAC has advised the Company that as of the expiration of the Offer, a total of approximately 411,124 shares of Common Stock had been tendered (including approximately 6,782 shares pursuant to a notice of guaranteed delivery), representing a majority of the outstanding Shares not held by the Stapleton Group, without regard to Shares held by directors or officers of SAC or SonomaWest.  The number of Shares tendered in the Offer, together with the Shares already owned by the Stapleton Group, represent approximately 81% of the outstanding Shares.

SAC has further advised the Company that SAC has commenced a subsequent offering period for all remaining untendered Shares not held by the Stapleton Group. The subsequent offering period commenced on May 2, 2011 and will expire at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless further extended by SAC.  SAC has advised the Company that during the subsequent offering period, SAC will accept for payment all Shares validly tendered, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. SAC has also informed the Company that the procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011

SonomaWest Holdings, Inc.

By:     /s/ David J. Bugatto  ____________
Name:  David J. Bugatto
Title:  Member, Special Committee of the Board of Directors

By:      /s/ Robert W.C. Davies_________
Name:  Robert W.C. Davies
Title:  Member, Special Committee of the Board of Directors

By:       /s/ David A. Janke_____________
Name:  David A. Janke
Title:  Member, Special Committee of the Board of Directors